900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

January 18, 2024

VIA EDGAR

Re:	Flutter Entertainment plc
Amendment No. 1 to
Registration Statement on Form 20-F
Filed January 18, 2024
File No. 001-37403

Austin Pattan, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Pattan:

On behalf of Flutter Entertainment plc (“Flutter”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form 20-F (“Amendment No. 1”) relating to the registration of its ordinary shares, marked to show changes from the Registration Statement filed on January 11, 2024. Amendment No. 1 has been revised to include the additional disclosure under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trading Updates—Trading Update for the Three Months Ended December 31, 2023.”

*                *                 *                *                *

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 2 -	January 18, 2024

Please do not hesitate to call me at (202) 636-5804 or Jonathan Ozner at (212) 455-2632 with any questions you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Kathleen Collins

Matthew Derby

Joyce Sweeney

Flutter Entertainment plc

Peter Jackson

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